

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 7, 2008

Mr. Chen Gao
President and CEO
American Metal & Technology, Inc.
633 W. 5th Street
26th Floor
Los Angeles, CA 90071

RE: Form 10-KSB for the fiscal year ended July 31, 2006
Form 10-QSB/A for the period ended September 30, 2007
Form 8-K/A filed June 12, 2007
File No. 033-19048-NY

Dear Mr. Gao:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-QSB/A FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Financial Statements

Consolidated Statements of Cash Flows, page 5

2. We have reviewed your response to prior comment 10. Please help us understand why you are including the 20,000,000 shares in the number of shares issued due to the reorganization. For the same reason you appear to have excluded the remaining 1,122,388,273 shares issued to your former shareholders, help us understand why these were not also excluded. Please revise or advise.

Note 1 – Organization and Description of Business, page 6

3. We have reviewed your response to prior comments 5 and 8. We note that your financial statements reflect the retroactive effect of your stock split on a 1,000 for 1 basis. However, you should also give retroactive effect for any stock split to all disclosures throughout the filing, including the following:
   - "As a result, we issued 7,200 shares of our pre-split common stock to BST in exchange for 80% ownership of BJTY;" and
   - "As a result, we issued 1,800 shares of our pre-split common stock to BSS and our subsidiary, AMLF, becomes the owner of 20% shareholder of BJTY."

Note 2 – Summary of Significant Accounting Policies, page 7

General

4. We have reviewed your response to prior comments 6 and 8. As previously requested, please provide in your summary of significant accounting policies footnote a reconciliation of the numerators and denominators of the basic and diluted per share computations. See paragraph 40(a) of SFAS 128. In addition, please disclose the number of antidilutive shares by each type of security, if any. See paragraph 40(c) of SFAS 128.

Item 2 – Management's Discussion and Analysis of Financial Condition or Plan of Operations, page 15

Liquidity and Capital Resources, page 18

5. We have reviewed your response to prior comment 15 and note the following:
   - Please revise your statement that accounts receivable for the nine months ended September 30, 2007 was $392,902 compared to $(747,424) in the same period of 2006 to clearly indicate that these amounts represent the change in accounts receivable and not the balance of accounts receivable;
   - Please further discuss the changes in your investing cash flows as depicted in your statement of cash flows. Your current disclosure simply states the amount of net cash used by investing activities for the respective periods; and
   - You disclose that net cash provided by financing activities was $0.12 million for the nine months ended September 30, 2006. Based upon your statement of cash flows, it appears that you actually had net cash provided by financing activities of $351,953. Please revise or advise.

Item 3 – Controls and Procedures, page 20

6. We have reviewed your response to prior comment 17. Your disclosure still states that there were no changes in your internal controls or in other factors that could affect these controls subsequent to the evaluation date. Please revise to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, rather than subsequent to the evaluation date. See Item 308 of Regulation S-B.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief